No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a qualification of these securities only in those jurisdictions where they may be offered for sale and therein only by persons permitted to sell such securities. The securities have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or under the securities laws of any State of the United States and may be offered, sold or otherwise transferred only (a) to Endeavour Silver Corp., (b) outside the United States in accordance with Regulation S under the 1933 Act, or (c) pursuant to an exemption from registration under the 1933 Act and any applicable state securities laws. The Warrants comprising a portion of the Units issuable upon exercise or deemed exercise of the Special Warrants may not be exercised in the United States or by or on behalf of a U.S. Person, as that term is defined in Regulation S under the 1933 Act, except pursuant to registration under the 1933 Act or pursuant to a transaction which is exempt from registration under the 1933 Act and the securities laws of all applicable states of the United States or to which such registration requirements do not apply. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Endeavour Silver Corp., Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1, Toll free: 877-685-9775 Phone: (604) 685-9775 Fax: (604) 685-9744 and are also available electronically at www. sedar.com. For the purposes of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Endeavour Silver Corp. at the above mentioned address and telephone number.

SHORT FORM PROSPECTUS

New Issue	May 15, 2006

ENDEAVOUR SILVER CORP.

$22,995,000

5,110,000 Units to be issued upon the exercise of
5,110,000 previously issued Special Warrants

Endeavour Silver Corp. (the “Company” or the “Issuer”) is hereby qualifying under this short form prospectus (the “Prospectus”) for distribution 5,110,000 units (the “Units”) of the Company. Each Unit is comprised of one common share (a “Common Share”) of the Company and one-half of one Common Share purchase warrant (a “Warrant”) of the Company, which securities will be issued, without payment of additional consideration, upon the exercise of 5,110,000 previously issued special warrants (the “Special Warrants”). On April 24, 2006, the Company issued the Special Warrants at a price of $4.50 per Special Warrant by way of private placement (the “Private Placement”) pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) between the Company and Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (together, the “Agents”). The issue price of $4.50 per Special Warrant was determined by negotiation between the Company and Salman Partners Inc. on behalf of the Agents and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Each Special Warrant entitles the holder thereof at any time prior to the “Expiry Date” (as defined herein), upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, to receive one Common Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $5.25 until October 24, 2007. See “Plan of Distribution”.

The Company has agreed to use its reasonable best efforts to obtain, on or before July 15, 2006, a decision document in respect of this Prospectus issued by the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms which definitively evidences the qualification of the Common Shares and Warrants issuable upon exercise of the Special Warrants for the purposes of distribution in British Columbia, Alberta, Ontario and Quebec (the “MRRS Decision Document”). In the event that the MRRS Decision Document is not issued on or before July 15, 2006, holders of the Special Warrants will be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and

ii

0.55 Warrants (in lieu of 0.5 Warrants) for each Special Warrant exercised thereafter. This Prospectus also qualifies these additional Common Shares and Warrants issuable in the event that the MRRS Decision Document is not issued on or before July 15, 2006.

The Special Warrants were sold through the Agents pursuant to exemptions from the prospectus and registration requirements of the relevant Canadian jurisdictions, and from the registration requirements of United States securities laws or outside of the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended, and were issued under and are governed by a special warrant indenture dated April 24, 2006, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”).

There is no market through which the Special Warrants may be sold and none is expected to develop. The outstanding common shares of the Company are listed and posted for trading on the TSX under the symbol “EDR”. The TSX has conditionally approved the listing of the Common Shares and the Warrant Shares. The TSX has also conditionally approved the listing of the Warrants. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the TSX on or before 12 p.m. (Pacific Standard time) on the date of the receipt of the MRRS Decision Document, including adequate proof of distribution of the Warrants to a minimum of 100 public holders. If approved, the trading of the Warrants will begin trading four (4) business days after the receipt of the MRRS Decision Document. On May 12 , 2006, being the last day on which the Common Shares traded prior to the filing of this Prospectus, the closing price of the Common Shares as reported on the TSX was $4.70 per share.

	Price	Commission	Net Proceeds(1)

Per Special Warrant	$4.50	$0.27	$4.23
Total	$22,995,000	$1,379,700	$21,615,300

(1)

After deducting the Agents’ Commission, but before deducting the expenses of the Private Placement (including expenses related to the filing of this Prospectus) payable by the Company estimated at $180,000. The Commission was, and the expenses will be, paid out of the proceeds of the Private Placement. In addition, the Agents received 306,600 agent special warrants (the “Agents’ Special Warrants”) as partial consideration for their services in connection with the Private Placement. Each Agents’ Special Warrant will, upon exercise or deemed exercise, convert into one agent warrant (an “Agent Warrant”, or together, the “Agents’ Warrants”). The Agents’ Warrants to be issued on conversion of the Agents’ Special Warrants are not exercisable until the earlier of (a) the date the MRRS Decision Document has been issued, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each Agent Warrant will be exercisable to acquire one Common Share at a price of $5.25 per share until October 24, 2007 (an “Agent Warrant Share”). This Prospectus also qualifies the 306,600 Agents’ Warrants to be issued upon the exercise or deemed exercise of the 306,600 Agent Special Warrants. See “Plan of Distribution”.

Investment in the Units involves a high degree of risk. See “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors”.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants.

Certain legal matters relating to the Private Placement were passed upon by VECTOR Corporate Finance Lawyers on behalf of the Company and by Borden Ladner Gervais LLP on behalf of the Agents.

1

You should rely only on the information contained or incorporated by reference in this Prospectus. Neither the Company nor the Agents have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus is accurate only as of the date on the front cover of this Prospectus. The business, operating results, financial condition and prospects may have changed since that date.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements”. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plan”, “expect” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimate”, “forecast”, “intend”, “anticipate” or “does not anticipate”, or “believes”, or similar, comparable or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These statements reflect management’s beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed or referred to in the section entitled “Risk Factors” in this Prospectus. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short from prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Company at Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1, Toll free: (877) 685-9775 Phone: (604) 685-9775 Fax: (604) 685-9744. Copies of documents incorporated by reference may also be obtained by accessing http://www.sedar.com.

The following documents, filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, Ontario and Quebec, are specifically incorporated by reference into, and form an integral part of, this Short Form Prospectus:

(a)	the Company’s Initial Annual Information Form (“AIF”) dated April 24, 2006 for the year ended December 31, 2005;

(b)

the consolidated financial statements of the Company as at December 31, 2005 and February 28, 2005 and for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004 together with the auditor’s report thereon and the notes thereto and management’s discussion and analysis in respect thereof; and

(c)	the Company’s Material Change Report dated April 26, 2006, announcing the closing of the Private Placement.

All documents of the type referred to above (other than any confidential material change reports) filed by the Company pursuant to the requirements of applicable securities legislation in Canada after the date of this Prospectus and prior to the issuance of the Common Shares and Warrants qualified under this Prospectus, will be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CURRENCY

Unless otherwise indicated all references to “$” or “dollars” in this Prospectus refer to Canadian dollars. The Company publishes its financial statements in Canadian dollars.

The noon rate of exchange as of May 12, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars was $1.00 equals to $0.9068 United States dollars.

THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then, on September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to an unlimited number of common shares without par value.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec and its Common Shares have been listed for trading on the TSX since February 7, 2006, prior to which they traded on the TSX Venture Exchange. The Company’s Common Shares were first listed on the Vancouver Stock Exchange (a predecessor to the TSX Venture Exchange) on September 9, 1982.

The Company’s head office is located at Suite #800 – 850 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E1, Toll free: (877) 685-9775 Phone: (604) 685-9775 Fax: (604) 685-9744. The Company’s registered and records office is located at Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

The Company has the following material subsidiaries:

  Endeavour Gold Corporation, S.A. de C.V., a wholly-owned subsidiary, which was duly incorporated under the laws of Mexico on December 2, 2003;
  Minera Plata Adelante, S.A. de C.V., and Refinadora Plata Guanacevi, S.A. de C.V., both of which are wholly-owned subsidiaries of Endeavour Gold Corporation, S.A. de C.V. and were duly incorporated under the laws of Mexico on January 14, 2005; and
  Minera Santa Cruz y Garibaldi, S.A. de C.V. which is 51% owned by Minera Plata Adelante, S.A. de C.V. and was duly incorporated under the laws of Mexico on June 17, 1991.

The following diagram illustrates the intercorporate relationships among the Company’s subsidiaries:

Unless the context otherwise indicates, references to the Company refer to Endeavour Silver Corp. and its subsidiaries.

The Issuer’s principal business activities are the acquisition, exploration, development and exploitation of resource properties. The Issuer and its management group have been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada and Mexico. Starting with early stage exploration prospects, the organization progressed to more advanced properties. The Issuer owns a 51% interest in a producing mine and ore processing plant located in the Guanacevi District, Durango, Mexico. The Issuer plans to continue exploring and developing its properties and, if appropriate, seek partners or buyers to purchase, or assist in further development (by way of joint venture or otherwise) of its properties. The Issuer seeks to identify properties with significant potential and to acquire those properties on the basis of option agreements relying on the representations and warranties of the vendors as to the state of title, with limited title work being performed by the Issuer. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore. Consequently, there is a significant risk that adverse claims may arise or be asserted with respect to certain of the Issuer’s properties.

A full description of the business of the Company and associated development of its business is available in the Company’s Annual Information Form dated April 24, 2006, which is incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

Since December 31, 2005, there have been no material changes in the share and loan capital structure of the Company, except for the Private Placement or as set out in the table below. The following table represents the actual consolidated share and loan capital of the Company as at December 31, 2005, and pro-forma consolidated capitalization as if the 5,110,000 Common Shares and 2,555,000 Warrants to be issued upon the exercise or deemed exercise of the Special Warrants had been issued as of December 31, 2005:

	As at December 31, 2005	As at December 31, 2005, after giving effect to the issue of Common Shares on Exercise of Special Warrants(1)(2)
Cash and Cash Equivalents	$18,560,944	$39,996,244
Long-term Debt	$0	$0
Shareholders’ Equity:	$39,705,506 (32,366,330 Common Shares)	$61,140,806 (37,476,330 Common Shares) (1)(2)(3)
Common Shares
Contributed Surplus	$2,557,884	$2,557,844
Convertible Securities	5,508,000 Warrants 2,223,900 Options	8,369,600 Warrants (4)(5) 2,223,900 Options (6)

(1)

Does not include the Common Shares issuable on the exercise of the Warrants or the Agents’ Warrants (see “Plan of Distribution”). These figures do not include any securities that may be issued under the Future Placement (see “Share Capital – Other Issues - Over-subscription Option and Shareholder Approval”) or the penalty provisions provided for in relation to the Special Warrants (see “Plan of Distribution”)

(2)	Includes a deduction of the Agents’ Fees of $1,379,700 and expenses of the Private Placement estimated to be approximately $180,000.

(3)	See “Share Capital”.

(4)

Includes the 2,555,000 Warrants issuable upon the exercise or deemed exercise of 5,110,000 Special Warrants and 306,600 Agents’ Warrants issuable upon the exercise or deemed exercise of 306,600 Agents’ Special Warrants. These figures do not include any securities that may be issued under the Future Placement (see “Share Capital – Other Issues - Over-subscription Option and Shareholder Approval”) or the penalty provisions provided for in relation to the Special Warrants (see “Plan of Distribution”).

(5)	From December 31, 2005 to April 20, 2006, a total of 1,261,546 previously issued share purchase warrants of the Company were exercised at various times and these numbers do not include such exercises.

(6)	From December 31, 2005 to April 20, 2006, a total of 213,000 previously issued stock options were exercised at various times and these numbers do not include such exercises.

USE OF PROCEEDS

The gross proceeds received by the Company from the sale of the Special Warrants was $22,995,000. The net proceeds to the Company from the sale of the Special Warrants are approximately $21,435,300 after deducting expenses of the Private Placement payable by the Company (estimated at $180,000) and the Agents’ commission ($1,379,700). The Company proposes to use the net proceeds as follows:

Item	$
Exploration and development of additional advanced silver mine projects in Mexico and Latin America (1)	$ 13,000,000
Contingency costs related to the Guanacevi Mines Project	$ 1,000,000
General working capital	$ 7,435,300
TOTAL	$ 21,435,300

(1) The Company has been investigating but has not yet entered into any agreements in respect of the acquisition of additional property interests in Mexico or Latin America on which to undertake additional exploration and development activities. See “Risks Factors”

The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above or may not take place at all, and will depend on the number of factors, including those referred to under “Risk Factors”. Although the Company intends to expend the proceeds from the Private Placement as set forth above, the actual allocation of the net proceeds may vary materially from that set out above depending on future developments in the Company’s mineral properties or unforeseen events.

PLAN OF DISTRIBUTION

This Prospectus is being filed to qualify the distribution of Units comprised of Common Shares and Warrants to be issued upon the exercise of previously issued Special Warrants. This Prospectus also qualifies the Agents’ Warrants to be issued upon the exercise or deemed exercise of the Agents’ Special Warrants.

Pursuant to an agency agreement dated April 24, 2006 (the “Agency Agreement”) among the Agents and the Company, the Agents agreed to sell, on a best efforts basis, up to 5,000,000 Special Warrants at a price of $4.50 per Special Warrant. The Agents were also granted an over-subscription option to sell up to an additional 2,000,000 special warrants (the “Over-subscription Option”).

On April 24, 2006, the Issuer closed with the Agents on the placement of 5,110,000 special warrants (the “Special Warrants”) at $4.50 each, generating gross proceeds to the Company of $22,995,000 pursuant to exemptions from prospectus requirements under applicable securities legislation in accordance with subscription agreements between the Company and the purchasers. This figure included 110,000 Special Warrants sold pursuant to the Over-subscription Option. No Special Warrants have been exercised to date and the 5,110,000 Special Warrants will be deemed to be exercised and converted immediately prior to 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) which is the earlier of: (i) the date of issuance of the MRRS Decision Document, and (b) August 25, 2007. Each Special Warrant entitles the holder to acquire, on exercise or deemed exercise and for no additional consideration, one Common Share and one-half of one Warrant. Each whole Warrant will be exercisable for one Warrant Share of the Company at a price of $5.25 for a period of 18 months ending October 24, 2007.

On closing, the Agents received a 6% cash commission of $1,379,700 and 306,600 agent special warrants (the “Agents’ Special Warrants”). Each Agents’ Special Warrant will, upon exercise or deemed exercise, convert into one agent warrant (an “Agent Warrant”, or together, the “Agents’ Warrants”). The Agents’ Warrants to be issued on conversion of the Agents’ Special Warrants are not exercisable until the earlier of (a) the date of issuance of the MRRS Decision Document, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each Agent Warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007 (an “Agent Warrant Share”).

The price of $4.50 per Special Warrant was determined by negotiation between the Company and Salman Partners Inc., on behalf of the Agents, and in accordance with the policies of the TSX. No additional fee has been or will be paid to the Agents in connection with the issue of the Common Shares and Warrants upon the exercise of the Special Warrants. The Company agreed to indemnify the Agents in respect of certain liabilities or will contribute to payments that the Agents may be required to make in respect thereof.

In the event the Company fails to obtain the MRRS Decision Document in respect of this Prospectus qualifying the Common Shares and Warrants issuable on the exercise of the Special Warrants for distribution on or before July 15, 2006, each Special Warrant will entitle the holder to acquire 1.1 Common Share and 0.55 of a Warrant. This Prospectus also qualifies the distribution of such additional Common Shares and Warrants issuable in such event.

The TSX has conditionally approved the listing of the Common Shares and Warrant Shares as well as the listing of the Warrants. Listing of the Warrants is subject to the Company fulfilling all of the requirements of the TSX on or before 12 p.m. (Pacific Standard time) on the date of the receipt of the MRRS Decision Document, including adequate proof of distribution of the Warrants to a minimum of 100 public holders. If approved, the trading of the Warrants will begin trading four (4) business days after the date of receipt of the MRRS Decision Document.

This Prospectus qualifies the 5,110,000 Common Shares and the 2,555,000 Warrants to be issued upon the exercise or deemed exercise of the 5,110,000 Special Warrants and qualifies, if exercised, the up to 2,555,000 Warrant Shares to be issued upon the exercise of the 2,555,000 Warrants. This Prospectus also qualifies the 306,600 Agents’ Warrants to be issued upon the exercise or deemed exercise of the 306,600 Agent Special Warrants and, if exercised, the up to 306,600 Agent Warrant Shares issuable upon the exercise of the Agents’ Warrants.

The TSX has agreed that the Company may, pursuant to the Over-subscription Option, complete the sale of the remainder of up to 1,890,000 Special Warrants (plus any applicable penalty) in the future, no later than August 10, 2006, at a price of $4.50 per special warrant subject to certain terms and conditions, including the receipt of shareholder approval in respect of such issue. For further information on the requirement for shareholder approval and other requirements of the TSX relating to such issuance, see “Share Capital – Other Issues - Over-subscription Option and Shareholder Approval”, below.

Special Warrants

The Special Warrants were issued under and are governed by an indenture dated April 24, as amended May 10, 2006, (together the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). The Company has agreed to use its reasonable best efforts to obtain, on or before July 15, 2006, the MRRS Decision Document. The 5,110,000 Special Warrants will be deemed to be exercised and converted immediately prior to 5:00 p.m. (Toronto time) on the Expiry Date. Any Special Warrants not exercised by the Expiry Date will be deemed to be exercised immediately prior to the Expiry Date without any further action by the holders thereof.

Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one Common Share and one-half of one Warrant. In the event that the MRRS Decision Document is not issued on or before July 15, 2006, holders of the Special Warrants will thereafter be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and 0.55 Warrants (in lieu of 0.5 Warrant) for each Special Warrant so exercised. In addition, the Special Warrant Indenture provides for and contains provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends or special distributions, the amalgamation, merger or corporate reorganization of the Company or a rights offering. The Company has agreed to use its reasonable best efforts to obtain a MRRS Decision Document on or before July 15, 2006.

In the event a holder of Special Warrants exercises such Special Warrants prior to the Expiry Date, the Common Shares and Warrants issued upon such exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws. As of the date of this Prospectus, no Special Warrants have been exercised.

No fractional Common Shares or Warrants will be issued upon the exercise or deemed exercise of the Special Warrants. Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their particular circumstances relating to the Common Shares and Warrants of the Company issuable upon exercise of the Special Warrants.

The foregoing is a summary only of the terms of the Special Warrants and is qualified by the more detailed provisions of the Special Warrant Indenture.

Common Shares

Refer to “Share Capital” for a description of the authorized share capital of the Company and the rights attaching to the Common Shares.

Warrants

The Warrants will be issued under an indenture (the “Warrant Indenture”) dated April 24, 2006 between the Company and the Warrant Agent upon the exercise or deemed exercise of the Special Warrants. The Warrant Indenture, among other things, includes provisions for the appropriate adjustment in the class, number and price of the Common Shares to be issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends or special distributions, the amalgamation, merger or corporate reorganization of the Company or a rights offering.

Holders of Warrants will not as such have any voting rights or other rights attached to the Common Shares until the Warrants are properly exercised and the Warrant Shares issuable upon the exercise of the Warrants are issued as provided in the Warrant Indenture. No fractional Warrant Shares will be issuable upon the exercise of Warrants. The Company has appointed the principal transfer offices of the Warrant Agent in Vancouver as the location at which the Warrants may be surrendered for exercise or exchange.

The TSX has conditionally approved the listing of the Warrants. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before 12 p.m. (Pacific Standard time) on the date of the receipt of the MRRS Decision Document, including adequate proof of distribution of the Warrants to a minimum of 100 public holders. If approved, the trading of the Warrants will begin trading four (4) business days after the date of receipt of the MRRS Decision Document.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

United States Restrictions

The Special Warrants, the Common Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants, and the Warrant Shares issuable upon the exercise of the Warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and may not be offered, sold or delivered directly or indirectly in the United States or to or for the account or benefit of a U.S. Person as defined in Regulation S under the 1933 Act, except pursuant to an exemption from registration under the 1933 Act and all applicable state securities laws.

Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the 1933 Act and the securities laws of all applicable states, and the holder has, unless waived by the Company, furnished an opinion of counsel or such other documents satisfactory to the Company to such effect; provided that a person that subscribed for the Special Warrants directly from the Company and that delivered the U.S. accredited investor certificate attached to the subscription agreement in connection with such purchase of Special Warrants will not be required to deliver an opinion of counsel in connection with the due exercise or deemed exercise of the Warrants on its own behalf (or, if applicable, on behalf of a disclosed principal named in the original subscription agreement) at a time when such person (and, if applicable, such disclosed principal) remains an “Accredited Investor” (as defined in Regulation D under the 1933 Act) and furnishes documents satisfactory to the Company to such effect.

Certificates representing any Common Shares, Warrants and Warrant Shares that are issued in the United States or to, or for the account or benefit of, a U.S. Person will bear a U.S. legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered, sold or otherwise transferred pursuant to available exemptions from the registration requirements of the 1933 Act and all applicable state securities laws. In addition to the U.S. legend above, certificates representing any Warrants that are issued in the United States or to, or for the account or benefit of, a U.S. Person will bear a U.S. legend to the effect that the Warrant may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the 1933 Act and the securities laws of all applicable states, and the holder has furnished an opinion of counsel or such other documents satisfactory to the Company to such effect.

SHARE CAPITAL

Authorized Capital

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which, at April 24, 2006, 33,840,876 Common Shares are issued and outstanding, and an unlimited number of Preferred shares without par value, of which none are issued or outstanding.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote at those meetings. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a proportionate basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding up or other distribution of the Company’s assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of the assets remaining after payment of all of the Company’s liabilities. The Common Shares carry no pre-emptive or conversion rights.

Other Issues

Over-subscription and Requirement for Shareholder Approval

The Company expects that, on or before August 10, 2006 (being the last day conditionally approved by the TSX), it will sell the remaining 1,890,000 Special Warrants issuable pursuant to the Over-subscription Option at a price of $4.50 per Special Warrant (the “Future Placement”). In accordance with the policies of the TSX, the Future Placement will be subject to the approval of the Company’s shareholders. There is no certainty that the Future Placement will close. Shareholder approval to the Future Placement and related matters will be sought at the Company’s Annual and Special General Meeting on June 14, 2006. This Prospectus does not qualify any of the securities that may be issued in the Future Placement. In the event that the Future Placement does close on or before July 15, 2006, the Company has agreed to use its reasonable best efforts to obtain, on or before July 15, 2006, a decision document from the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms relating to the qualification for trading of any Common Shares and Warrants issuable upon exercise of those Special Warrants issued in the Future Placement in the relevant Canadian jurisdictions.

RISK FACTORS

An investment in the Common Shares and Warrants issuable upon exercise of the Special Warrants involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and present stage of exploration and development of its mineral properties.

Readers should carefully consider the information included or incorporated by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes before making an investment decision regarding the Common Shares and Warrants comprising the Special Warrants. The risk factors contained in the Company’s Annual Information Form dated April 24, 2006 and in the management discussion and analysis of the financial condition and results of operations of the Company for the period ended December 31, 2005 are incorporated herein by reference.

These risk factors include the risks associated with precious and base metal price fluctuations, operating hazards and risks, risks related to exploration and development, risks related to the calculation of reserves and resources and precious metal recoveries, government regulation and country risk, environmental factors and legislation risks, risks relating to title to assets, the uncertainty of continued funding for the company, industry competition and agreements with other parties, potential conflicts of interest for the directors and officers of the issuer, risks related to foreign countries and regulatory requirements and risks arising from reliance on third parties. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. The Company expects to use approximately $13,000,000 of the net proceeds from the Private Placement to fund the exploration and development of additional advanced silver mine projects in Mexico and Latin America. The Company is investigating, but has yet to select, any prospective targets, and therefore investors in the Private Placement have no basis to evaluate the possible merits or risks of any target property or mining operation. To the extent the Company completes an acquisition of (or an interest in) a financially unstable silver mine or an acquisition of an interest in a financially unstable company, the Company may be affected by numerous risks inherent in its operations. Although the Company will endeavor to evaluate the risks inherent in a particular target silver property or business, the Company cannot assure you that it will properly ascertain or assess all of the significant risk factors associated therewith. In addition, the actual amount that the Company will spends in connection with the potential exploration and development of additional advanced silver mine projects in Mexico and Latin America may vary significantly from the approximate amounts set out or may not take place at all, and will depend on the number of factors.

INTEREST OF EXPERTS

None of KPMG LLP or Range Consulting Group LLP (author of the March 31, 2006 technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” which was authored on their behalf by Eric Olson, MAusIMM), or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

No director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP 777 Dunsmuir St, Vancouver, BC, V7Y 1K3 .

Computershare Trust Company of Canada, at its principal offices in Vancouver and Toronto, is the Company’s transfer agent and registrar for its common shares and Warrant Agent for the Special Warrants and the Warrants.

LEGAL MATTERS

Certain Canadian legal matters relating to the securities qualified hereunder will be passed upon by VECTOR Corporate Finance Lawyers on behalf of the Company and Borden Ladner Gervais LLP on behalf of the Agents.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF RESCISSION FOR SPECIAL WARRANT HOLDERS

In the event that a holder of the Special Warrants who acquires the Common Shares and Warrants on the exercise of the Special Warrants, as provided for in this Prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder’s exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund from the Company of all consideration paid to the Company on the acquisition of the Special Warrants. In the event such a holder is a permitted assignee of the interest in the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing are in addition to any other right or remedy available to a holder of Special Warrants under section 131 of the Securities Act (British Columbia) or the corresponding provisions of other securities legislation or otherwise at law and are subject to the defences, limitations and other provisions of such legislation.

AUDITORS’ CONSENT

TO:	The Board of Directors of Endeavour Silver Corp.

We have read the short form prospectus of Endeavour Silver Corp. (the “Company”) dated May 15, 2006 relating to the qualification for distribution of 5,110,000 common shares and 2,555,000 share purchase warrants to be issued upon the exercise of 5,110,000 previously issued special warrants of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and February 28, 2005 and the statements of operations and deficit and cash flows for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004. Our report is dated April 21, 2006 except for note 5(b)(iv) which is as of April 24, 2006.

“KPMG LLP ”

Chartered Accountants

Vancouver, Canada

May 15, 2006

C-1

CERTIFICATE OF THE COMPANY

Dated:     May 15, 2006

This Prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and Quebec and the respective rules and regulations thereunder. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Godfrey Walton”	"Philip Yee”

Godfrey Walton	Philip Yee
President, Chief Operating Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

"Bradford Cooke”	"Mario Szotlender”

Bradford Cooke	Mario Szotlender
Chairman of the Board, CEO and Director	Director

C-2

CERTIFICATE OF THE AGENTS

Dated:     May 15 , 2006

To the best of our knowledge, information and belief, this Prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and Quebec and the respective rules and regulations thereunder. For the purposes of the Province of Quebec, to our knowledge, information and belief, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SALMAN PARTNERS INC.

“Terrance K. Salman”

BMO NESBITT BURNS INC.

”Jamie Rogers”

CANACCORD CAPITAL CORPORATION	DUNDEE SECURITIES CORPORATION
”Ali Pejman”	”Robert Klassen”